DATASCENSION CEO TRANSFERS CONTROL OF COMPANY.

Las Vegas, NV, March 3, 2005 -- Datascension, Inc. (DSEN) today announced that Chairman and CEO Murray Conradie is transferring control to Scott Kincer, the current COO of Datascension Inc.

Mr. Conradie, CEO, announced, "I have enjoyed the challenges over the last six years of growing the company from zero revenue to a company on track to do in excess of $10 million in revenue in 2005. We have faced a lot of challenges to clean up the company, but with this complete and a solid funding partner in place I feel it is now time to devote my full time energy to growing Nutek Oil."

"With Datascension now structured with a single focus as a premier data solutions company, the company now needs a CEO with expertise and leadership in that field to take the company to the next level. Mr. Kincer has proven to have tremendous expertise and knowledge in the industry in which Datascension now exclusively operates and the time is right for him to take over control," stated Mr. Conradie.

Mr. Kincer added, "Ever since I have known Mr. Conradie, I have seen his dedication to the company and it's shareholders. While we are sad to see him go, we both recognize the potential to shareholders of having our efforts directed in the two separate entities respectively. I am fully prepared to take on the responsibility as the CEO and look forward to working with Mr. Conradie during this transition."

"Given the current environment and rising oil prices, I feel Nutek Oil requires my full attention to take advantage of the current circumstances." Conradie added, "I am confident we can create significant shareholder value for the company in the years to come. Furthermore, with the spin off of Century Innovations which markets the TekPlate product, the company now has an independent management team and board of directors led by Mr. Ira Silverman. I feel with each of these companies led and focused independently this should have a tremendous impact on their respective operations.

In conclusion Mr. Conradie stated, "I have nothing but the highest regard for Mr. Kincer and his capabilities. As the company's largest shareholder, I am confident Mr. Kincer will be able to lead the company through the next level of growth and I see a very positive future for the company."

About Datascension International

Datascension International, a premier data solutions company with operations in California, Costa Rica and the Dominican Republic, embodies a unique expertise in the collection, storage, processing and interpretation of marketing data. Employing hundreds of bilingual professionals, the company is rapidly becoming one of the largest Spanish-speaking call centers. The company's commitment to customer service, quality and on-time project management has fostered its world-class reputation among major market research firms and corporate market research departments.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Certain statements made in this press release contain certain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described above, the company's ability to initiate and complete the contemplated transactions described above will depend upon a number of factors including overall economic conditions, general stock market conditions and the continuing results of the company, as well as the risk factors listed from time to time in the SEC filings of Datascension Inc.

For further information: www.datascension.com

CONTACT:        Stock Enterprises
             Jim Stock, 866-242-2405 (Investor Relations) stockenter@aol.com